Exhibit 3.04

State of Delaware

Amendment to the Certificate of

Limited Partnership

The undersigned, desiring to amend the Certificate of Limited Partnership pursuant to the provisions of Section 17-202 of the Revised Uniform Limited Partnership Act of the State of Delaware, does hereby certify as follows:

FIRST: the name of the Limited Partnership is Valero Logistics Operations, L.P.

SECOND: Article 1 of the Certificate of Limited Partnership shall be amended as follows: The name of the limited partnership is NuStar Logistics, L.P.

THIRD: The Amendment to the Certificate of Limited Partnership is to become effective on April 1, 2007.

IN WITNESS WHEREOF, the undersigned executed this Amendment to the Certificate of Limited Partnership of this 21st day of March, A.D. 2007.

VALERO LOGISTICS OPERATIONS, L.P.
By: Valero GP, Inc., its general partner

By:	/s/ Steven A. Blank
Name:	Steven A. Blank
Title:	Senior Vice President, Chief Financial Officer and Treasurer